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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MAY 2002.

Arauco and Constitution Pulp, Inc.
(Translation of registrant's name into English)

Agustinas 1070, Sixth Floor, Santiago, Chile
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date MAY 7, 2002

By ________
(Signature)*
Alejandro Pérez, Chief Executive Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

CELULOSA ARAUCO Y CONSTITUCIÓN S. A.
Registration in the Securities Registry N° 042

Santiago (Chile), April 19, 2002

Superintendency of Securities and Insurance
Teatinos 120
Santiago

Disclosure of **MATERIAL INFORMATION** in compliance with article nine and paragraph two of article 10 of Law 18,045.-

Ladies and Gentlemen:

The undersigned, in his capacity as Chief Executive Officer of Celulosa Arauco y Constitución S.A. (the "Company"), a corporation domiciled in Santiago, Avenida El Golf 150, 14th Floor, registered in the Securities Registry as N° 42, Tax Identification Number: 93,458,000-1, and as duly empowered to provide this information, hereby communicates to the Superintendency the following **MATERIAL INFORMATION**:

In an extraordinary shareholders' meeting held on April 18, 2002, it was agreed that the Company's by-laws would be amended as follows:

To change the denomination of the Company's capital, which currently is expressed in Chilean Pesos, to United States Dollars.-

As a consequence of the change in the denomination of the Company's capital to US Dollars indicated above, to replace permanent Article Fifth of the Company's by-laws with the following: "Article Fifth: The capital of the Company is three hundred forty seven million five hundred and fifty thousand five hundred thirty seven (347,550,537) United States Dollars, divided into one hundred thirteen million one hundred and fifty two thousand two hundred and ninety three (113,152,293) shares, without nominal value". Such capital amount reflects the *ipso jure* amendment which occurred with regard to the same capital amount as of December thirty first, two thousand two, by virtue of the approval of the Company's balance sheets by the corresponding ordinary shareholders' meetings, in accordance with what is expressed in the second paragraph of article ten of Law eighteen thousand forty six.-

To revoke all interim articles as having fallen out of date and to add the following new text: "INTERIM ARTICLE: The change in the denomination of the Company's capital from Chilean Pesos to United States Dollars was agreed upon by an extraordinary shareholders' meeting dated the eighteenth of April of two thousand and two, and shall be in force from fiscal year two thousand and two, inclusive.-"

Regards,

Alejandro Pérez Rodríguez
Chief Executive Officer

c.c.

Bolsa de Comercio, La Bolsa St. N° 64, Santiago
Bolsa de Valores de Chile, Huérfanos N° 770- 14 Floor, Santiago.
Bolsa de Valores, P.O. Box 218-V, Valparaíso.